Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

September 5, 2014

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews A Share Selections Fund, LLC - File No. 811-22809

Ladies and Gentlemen:

On behalf of the Matthews A Share Selections Fund, LLC (the “Registrant” or the “Company”), we hereby respond to the oral comment provided on August 28, 2014 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A filed on July 30, 2014 (“Amendment No. 1”). Changes to the Registrant’s disclosure in response to this comment as well as comments previously provided by the Staff on August 13, 2014 are reflected in Amendment No. 2 to the Registrant’s Registration Statement expected to be filed on or about the date of this letter.

The reference to page number in the following comment is made with respect to the Offering Memorandum that was filed as part of Amendment No. 1, and all capitalized terms used but not otherwise defined in the following comment and response have the same meanings ascribed to such terms in that same version of the Offering Memorandum.

1.	Comment: With respect to the first paragraph under the “Additional Information – Management of the Funds – Restrictions on Rights of Holders of Interests” section on page 29, please supplementally confirm that (i) the payments referenced therein are for withholding taxes; (ii) the likelihood of the occurrence of any such payment by a Fund is remote; (iii) the amount of any such payment will be immaterial; and (iv) the appropriate accounting treatment of any such payment is as a deduction from net income and not as an expense of the Fund.

Response: Comment acknowledged. With respect to (i)-(iii), the Registrant hereby confirms that the referenced tax payments are for withholding taxes and that it is the Registrant’s current belief that the likelihood of the occurrence of any such tax payment by a Fund for the benefit of its Investing Fund is remote and the amount of any such tax payment will be immaterial. With respect to (iv), the Funds’ independent registered public accounting firm, PricewaterhouseCoopers, LLP, has advised the Registrant that the appropriate accounting treatment of any such tax payment is as a deduction from net income rather than as an expense of the Fund. Given that the likelihood of the

Securities and Exchange Commission

September 5, 2014

occurrence of any such tax payment is remote and the amount of any such payment will be immaterial, the Registrant has removed the referenced paragraph.

*     *     *     *     *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC